

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Mr. Stephen M. Hosmer
Chief Financial Officer
Royale Energy, Inc.
7676 Hazard Center Drive, Suite 1500
San Diego, CA 92108

      Re: **Royale Energy, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed March 18, 2010
             File No. 000-22750

Dear Mr. Hosmer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Karl Hiller
               Branch Chief